Airspray

RECEIVED
2004 NOV 17 A 10:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

For more information please contact:

Airspray N.V.
Mr. Robert F. Brands, CEO
Mr. Jan van der Schaaff, CFO
Telephone: + 31 72 541 46 66
www.airspray.net

PRESS RELEASE:

FORBES GLOBAL RANKS AIRSPRAY N.V. AMONG "BEST UNDER A BILLION" FOR 2004

Alkmaar, The Netherlands; Pompano Beach, Florida – (November 2, 2004) – Airspray N.V. (Euronext: AIR; US OTC: AYAKY), the world's leading designer, manufacturer, and marketer of innovative dispensers, today announced that the company was ranked among FORBES GLOBAL magazine's "Best Under a Billion" for the second consecutive year.

The 2004 FORBES GLOBAL's "Best Under a Billion" list of the 200 best smaller-sized enterprises in Asia and Europe was selected from among 2,600 publicly traded companies that had under US$1 billion a year in revenue and five-year returns on capital of at least five percent. Companies were then ranked on sustained gains in sales and returns, plus latest-year market momentum. The annual "Best Under a Billion" ranking has been "a consistent guide to winners," according to FORBES GLOBAL magazine.

The ranking marks the second year in a row that Airspray has been recognized for outstanding financial performance by FORBES GLOBAL magazine. Airspray among the top 100 European companies selected as "Best Under a Billion" based on its five-year average return on equity of 36%, five-year average EPS growth of 17%, and average twelve-month price-to-earnings ratio of 15%. Airspray is the only dispenser company represented in the ranking and is one of seven Dutch companies and 44 companies with a market cap below US$150 million.

"Airspray has delivered revenue and profit growth and outstanding shareholder returns for seven consecutive years, and we are honored to have been recognized by FORBES GLOBAL magazine," said Robert F. Brands, Chief Executive Officer, Airspray N.V. "In 2003, we achieved double-digit growth in revenues, before tax profit, and overall sales. We also continued to reward shareholders with a 28%

return on equity, 23% increase in shareholder equity, a 53% payout ratio, and by increasing our cash dividend by 26%."

"Airspray's strong growth trends are based on our continued commitment to innovation and our strategic partnerships with global leaders in the consumer products sector, such as Colgate-Palmolive, The Dial Corporation, Johnson & Johnson, and Proctor & Gamble, which launched new Pantene and Noxzema foaming products in 2004 based on our dispensers," said Mr. Brands. "Airspray has been driving worldwide demand for foaming products, such as foaming handsoap, which is now the only handsoap category showing double-digit sales growth. We continue to lead the dispenser market by introducing innovative new dispensers each year, such as the first dual-chambered foam dispenser we launched this year. We expect to realize continued revenue expansion from increased global demand for our newest dispensers."

FORBES GLOBAL's 2004 "Best Under a Billion" ranking appears in the publication's November 1, 2004, issue, or on the Web at www.forbes.com.

ABOUT AIRSPRAY N.V.

Airspray is an important producer of high value-added, innovative dispensers. Airspray is market leader in mechanical instant foam dispensers. Airspray sells its products to over 500 consumer products companies in five continents, including global market leaders Colgate-Palmolive, The Dial Corporation, Johnson & Johnson, L'Oréal, Unilever, Wella, and Proctor & Gamble . Currently Airspray employs over 115 people. Airspray is a 'technology-driven' enterprise. During its 20-year existence, Airspray has developed expertise in R&D, in bringing innovative dispensing solutions to mass production and in their worldwide marketing. Airspray now has several dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext Amsterdam since 28 May 1998. In the U.S., the company is traded over-the-counter ("AYAKY").

For more information please contact:

RECEIVED
2004 NOV 17 A 10: 49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Airspray N.V.
Mr. Robert F. Brands, CEO
Mr. Jan van der Schaaff, CFO
Telephone: + 31 72 541 46 66
www.airspray.biz

Alkmaar, November 11, 2004

Airspray maintains volume expectation for 2004
At least 15% volume growth expected in 2005

For the third quarter of 2004 and in line with earlier expectations, Airspray continued to deliver double-digit volume growth compared to the same period last year. Due to the continued weakness of the U.S. dollar exchange rate, turnover in Euro showed a small decrease in comparison to the same period last year.

Management maintains its expectation of double-digit local currency and volume growth for all of 2004. Assuming the current U.S. dollar / Euro exchange rate, management estimates the consolidated turnover and profit in Euro for 2004 to be lower compared to last year.

During the third quarter a substantial inflow of new orders from new and existing customers were obtained. Due to increased visibility of a number of potential projects, management already expects at least 15% volume growth for 2005.

Third Quarter Review

Highlights of the third quarter market introductions were the first Waterresistant Mini Table Top Foamer (WRD4) retail introduction by Boom with a family of Disney themed kids hand soaps as well as a market launch by GSK Lactacyd, a leading feminine hygiene product in five major European countries. In the same segment Avon introduced a feminine wash in Asia.

In the hand soap segment the first Waterresistant Table Top Foamer (WRT4) introduction in Japan took place with a foaming hand soap of Kumona Cosmetics. Colgate's Softsoap in the U.S. launched two holiday themed adult instant foaming hand soaps. The last few months, hand soap sales in general are taking off in part

due to recent and upcoming retail launches.

Operationally, Airspray moved another set of molds and its fifth final assembly machine (FAM) to the U.S. The U.S. operation now does half of the global final assembly of foam pumps. Airspray still expects to ship its first Symplicity and Dual Foamer order before the end of the year.

During the third quarter a substantial inflow of new orders from new and existing customers were obtained. Due to increased visibility of a number of potential projects in existing and new segments, management already expects at least 15% volume growth for 2005.

Airspray profile

Airspray is an important producer of high value-added, innovative dispensers. Airspray is market leader in mechanical instant foam dispensers. Airspray sells its products to producers of consumer products who include multinationals like Procter & Gamble, Unilever, Wella, Colgate, L'Oréal, Henkel-Schwarzkopf and Johnson & Johnson. Currently Airspray employs 120 people. Airspray is a 'technology-driven' enterprise. During its 21 year existence, Airspray has developed expertise in R&D, in bringing innovative dispensing solutions to mass production and in their worldwide marketing. Airspray now has several dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext Amsterdam since 28 May 1998. In the U.S., the company is traded over-the-counter ("AYAKY").

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Pictures of the most recent market introductions can be seen on www.airspray.biz see "Market Introductions"